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SEC 1473	POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER

FORM 3 (Print or Type Responses)	UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

INITIAL STATEMENT OF
BENEFICIAL OWNERSHIP OF SECURITIES

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
Section 17(a) of the Public Utility Holding Company Act of 1935 or
Section 30(h) of the Investment Company Act of 1940	OMB APPROVAL OMB Number: 3235-0104 Expires: January 31, 2005 Estimated average burden hours per response .... 0.5

1.	Name and Address of Reporting Person*			2.	Date of Event Requiring Statement (Month/Day/Year)	4.	Issuer Name and Ticker or Trading Symbol
	Open Text Corporation				January 8, 2003		Eloquent, Inc. (ELOQ)

	(Last)	(First)	(Middle)	3.	IRS Identification Number of Reporting Person, if an entity (voluntary)	5.	Relationship of Reporting Person(s) to Issuer (Check all applicable)	6.	If Amendment, Date of Original (Month/Day/Year)
						Director	X 10% Owner
185 Columbia Street West (Street)						Officer (give title below)	Other (specify below)
	Waterloo,	Ontario, Canada	N2L 5Z5					7.	Individual or Joint/Group Filing
									(Check Applicable Line)
	(City)	(State)	(Zip)						Form filed by One Reporting Person X Form filed by More than One Reporting Person

Table I — Non-Derivative Securities Beneficially Owned

1.	Title of Security (Instr. 4)	2.	Amount of Securities Beneficially Owned (Instr. 4)	3.	Ownership Form: Direct (D) or Indirect (I) (Instr. 5)	4.	Nature of Indirect Beneficial Ownership (Instr. 5)

	Common Stock, par value $0.001 per share		*		*		*

POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION
CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM
DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

Table II — Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1.	Title of Derivative Security (Instr. 4)	2.	Date Exercisable and Expiration Date (Month/Day/Year)		3.	Title and Amount of Securities Underlying Derivative Security (Instr. 4)		4.	Conversion or Exercise Price of Derivative Security	5.	Ownership Form of Derivative Security: Direct (D) or Indirect (I) (Instr. 5)	6.	Nature of Indirect Beneficial Ownership (Instr. 5)

			Date Exercisable	Expiration Date		Title	Amount or Number of Shares

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

* If the form is filed by more than one reporting person, see Instruction 5(b)(v).

Explanation of Responses: In connection with the execution and delivery of an Agreement and Plan of Merger dated as of January 8, 2003 (the "Merger Agreement") among 1220 Acquisition Corporation, a Delaware corporation ("Acquiror") and wholly-owned subsidiary of Open Text Corporation, an Ontario corporation ("Parent"), and Eloquent, Inc., a Delaware corporation (the "Company"), pursuant to which Acquiror will purchase all of the outstanding shares of Common Stock of the Company and merge with and into the Company with the Company as the surviving corporation (the "Merger"), and to increase the likelihood that at least a majority of the outstanding shares of the Company Common Stock will vote in favor of the Merger and that the transactions contemplated by the Merger Agreement will be consummated, Acquiror, Parent and certain stockholders of the Company (the "Stockholders") entered into Stockholders Agreements, dated as of January 8, 2003 (the "Stockholders Agreements"). Pursuant to the Stockholders Agreements, each Stockholder has granted to Acquiror, or any of its designees, an irrevocable proxy to vote such Stockholders' shares of the Company Common Stock in respect of any matter related to the approval and adoption of the Merger contemplated by the Merger Agreement at every meeting of the stockholders of the company, however called. As a result of the grants of this irrevocable proxy to vote, Parent and Acquiror may be deemed to be beneficial owners, for purposes of determining status as a 10% holder, of 6,750,786 shares of the Company's Common Stock beneficially owned by the Stockholders. The foregoing description is qualified in its entirety by the Stockholder Agreements and the Merger Agreement which are attached as exhibits to the Schedule 13D filed by Parent and Acquiror on the date hereof, and which are incorporated herein by reference.

Open Text Corporation
/s/ P. Thomas Jenkins	January 21, 2003
**Signature of Reporting Person P. Thomas Jenkins, Chief Executive Officer	Date

  *If the form is filed by more than one reporting person, see Instruction 5(b)(v)

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, See Instruction 6 for procedure.

http://www.sec.gov/divisions/corpfin/forms/form3.htm
Last update: 09/03/2002

JOINT FILER INFORMATION

Name:	1220 Acquisition Corporation
Address:	185 Columbia Street West Waterloo, Ontario, Canada N2L 5Z5
Designated Filer:	Open Text Corporation
Issuer and Ticker Symbol:	Eloquent, Inc. (ELOQ)
Date of Event Requiring Statement:	January 8, 2003

1220 Acquisition Corporation	Date: January 21, 2003
By:	/s/ John Shackleton

Name:	John Shackleton
Title:	President and Chief Executive Officer

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JOINT FILER INFORMATION